February 16, 2021



Via Email

Amos W. Barclay
Holland & Hart LLP
1800 Broadway, Suite 300
Boulder, CO 803022

       Re:     CIM Real Estate Financial Trust, Inc.
               Schedule TO-T filed on February 11, 2021
               Filed by Comrit Investments 1, LP and COMRIT Investments Ltd. File No. 5-87389

Dear Mr. Barclay:

        The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. The scope of our review is limited to the matters identified in our comments below.
All defined terms have the same meaning as in the Offer to Purchase included as Exhibit
99(A)(1) to the Schedule TO-T.

       Please respond to this letter by revising your filing, by providing the requested information in your response letter, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

   1. In your response letter, describe how you disseminated these offer materials. See Rule
      14d-4 of Regulation 14D. In this regard, we note that you have included an undated press release but no summary advertisement as an exhibit to the Schedule TO-T. We further note that your disclosure directs shareholders to the offer materials posted at
      www.cttauctions.com/offerdisclosures. However, we are unable to find the offer materials there.
 Amos W. Barclay , Esq.
Holland & Hart LLP
February 16, 2021
Page 2



Offer to Purchase     Conditions of the Offer, page 13

   2. You previously conducted an offer for these shares in 2020, which was terminated based on the suspension of trading on a national securities exchange in the spring of 2020. You have included the same offer condition in this offer. While you are free to include as many objectively-verifiable offer conditions as you choose, understanding why an offer for non-traded securities is conditioned on a suspension in trading on a national securities
      exchange may be material to shareholders    evaluation of this offer.
Please explain in your
      response letter, with a view to possible additional disclosure in the offer materials, why you have conditioned the offer in this way for a class of securities that does not trade publicly.

   3. You have further conditioned the offer on there not being in effect any injunction or other
      order of any court or government authority that shall    materially
adversely affect the
      business, properties, assets, liabilities, financial condition, operations, results of
      operations or prospects of the Purchaser or the Corporation.    Since the
Purchaser is a
      private company that does not file periodic reports or otherwise make its financial condition public such that target shareholders can assess whether or not a material change in these metrics has occurred, it is unclear how shareholders can assess the scope of the offer in this context. Please analyze in your response letter why the
Purchaser   s financial
      statements are not material, given the terms of this offer condition. See
Item 10 of
      Schedule TO and the Instructions to that Item. Your analysis should further address how shareholders can assess the scope of this condition, given the lack of information available to them about these privately-held bidders.

   4. The scope of the condition outlined in paragraph (d) as it relates to the COVID pandemic
      is unclear. In subparagraph (d)(iv) on page 14, you state that    for the
avoidance of doubt
      [this condition relating to a national or international calamity], excludes the current state
      of the ongoing COVID-19 pandemic.    However, in subparagraph (d)(vi),
you state that
      the offer condition will be triggered    in the case of any of the
foregoing existing at the
      time of the commencement of the Offer, a material acceleration or worsening thereof.
      Revise to clarify whether you reserve the right to terminate the offer if the COVID pandemic worsens significantly.

Section 10. Certain Information concerning the Purchasers, page 12

   5. Please provide additional information about the services to be provided to the Purhcaser by Plotkin Financial Advisors, LLC and Independent Financial Group, LLC
in
      connection with this offer. Your generic references to    advisory and
administrative
      services    should be expanded to satisfy the requirements of Item
1009(a) of Regulation
      M-A, which requires a summary of the terms of each entity   s employment.
 Amos W. Barclay , Esq.
Holland & Hart LLP
February 16, 2021
Page 3


    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about these comments.


                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions